SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                            -------------------

                               SCHEDULE 13D
                              (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)

                    EURO TECH HOLDINGS COMPANY LIMITED
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                             (Name of Issuer)

                   Common Stock, par value $.01 per share
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                      (Title of Class of Securities)

                                G32030101
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                              (CUSIP Number)

                           T.C. Leung, Chairman
                    Euro Tech Holdings Company Limited
                         18/F Gee Chang Hong Centre
                           65 Wong Chuk Hong Road
                                Hong Kong
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              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 18, 2001
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           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
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     (1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     EXPLANATORY NOTE: AS OF THE DATE HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 2,381,992 ORDINARY SHARES AND 99,846 ORDINARY SHARES HELD AS TREASURY (NON-VOTING) SHARES WHICH ARE ISSUED BUT NOT
OUTSTANDING.


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CUSIP No. G32030101             SCHEDULE 13D                 Page 3 of 10
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1	NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	T.C. Leung		No Tax ID No. - Not U.S. Citizen
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)  [X]
                                        (b)  [_]
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3	SEC USE ONLY

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4	SOURCE OF FUNDS
	PF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)    [_]
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Hong Kong
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                7       SOLE VOTING POWER
                        1,572,844
                ----------------------------------------------------------
NUMBER OF	8	SHARED VOTING POWER
SHARES			0
BENEFICIALLY
OWNED BY	-----------------------------------------------------------
EACH 		9	SOLE DISPOSITIVE POWER
REPORTING 		1,572,844
PERSON
WITH		-----------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,702,359
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                          [_]
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately  70.9%
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14	TYPE OF REPORTING PERSON
	IN
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CUSIP No. G32030101             SCHEDULE 13D                  Page 4 of 10
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1	NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Pearl Venture LTD		No Tax ID No. - Non U.S. Entity
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [X]
        (b)  [_]
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3	SEC USE ONLY

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4	SOURCE OF FUNDS
	Not Applicable - See Item 3
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)    [_]
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	British Virgin Islands
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                7       SOLE VOTING POWER
                        1,016,115
                -----------------------------------------------------------
NUMBER OF       8       SHARED VOTING POWER
SHARES			113,400
BENEFICIALLY
OWNED BY        -----------------------------------------------------------
EACH            9       SOLE DISPOSITIVE POWER
REPORTING 		1,016,115
PERSON
WITH            -----------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
			113,400
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,129,515
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                  [_]
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13 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately 47.4%
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14	TYPE OF REPORTING PERSON
	CO
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CUSIP No. G32030101             SCHEDULE 13D                  Page 5 of 10
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1	NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Regent Earning Ltd.	No Tax ID No. - Non U.S. Entity
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  [X]
        (b)  [_]
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3	SEC USE ONLY

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4	SOURCE OF FUNDS
	Not Applicable - See Item 3
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                    [_]
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Hong Kong
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                        7       SOLE VOTING POWER
				0
                        ----------------------------------------------------
NUMBER OF		8	SHARED VOTING POWER
SHARES                         113,400
BENEFICIALLY
OWNED BY                ----------------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH                    ----------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
				113,400
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	113,400
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                          [_]
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	Approximately 4.8%
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14	TYPE OF REPORTING PERSON
	CO
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                                                                 6 of 10
Item 1. Security and Issuer

	This Amendment No. 2 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on August 27, 1999 as amended and supplemented by Amendment No. 1 filed with the SEC on December 28, 1999.

	The class of securities to which this Schedule 13D relates is the ordinary shares, par value $.01 per share (the "Ordinary Shares"), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong
Road, Hong Kong.

Item 2. Identity and Background

	This statement is being filed by a group consisting of T.C. Leung, Pearl Venture Ltd. ("Pearl") and Regent Earning Ltd. ("Regent") (the "Reporting Group"). Pearl is a British Virgin Islands corporation which is a trust for the benefit of Mr. Leung. Regent is a Hong Kong corporation of which Pearl is the majority shareholder.

	The respective business addresses of the members of the Reporting Group are as follows:

        Name                 Address
        ----                 -------
        T.C Leung            c/o Euro Tech Holdings Company Limited
                             18/F Gee Change Hong Centre
                             65 Wong Chuk Hang Road
                             Hong Kong

        Pearl Venture Ltd.   Columbus Centre Building
                             Wickhams Cay
                             Road Town, Tortola,
                             British Virgin Islands

        Regent Earning Ltd.  2/F., Wing Yee
                             Commercial Building
                             5 Wing Kut Street
                             Central, Hong Kong

	Mr. Leung is Chairman of the Board and Chief Executive Officer of the Issuer.

	During the past five years, no member of the Reporting Group (including the officers and directors of Pearl and Regent) has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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                                                                 7 of 10

	Mr. Leung is a citizen of Hong Kong. Pearl is a British Virgin Islands corporation. Regent is a Hong Kong corporation.

Item 3. Source and Amount of Funds or Other Consideration

	Upon the closing of Issuer's initial public offering in March 1997, Issuer issued 1,680,000 of its Ordinary Shares for 1,000,000 shares of the Common Stock of Euro Tech (Far East) Ltd. ("Far East"), which constituted all of the capital stock of Far East. The business operations of Far East then and now constitute the principal operations of the Issuer. Pearl and Regent owned 266,000 and 734,000 shares of Far East's capital stock, respectively, and received, of record, proportionate numbers of the Issuer's Ordinary Shares (1.68 of the Issuer's Ordinary Shares for each share of Far East). Following the Issuer's initial public offering, Mr. Leung received options to purchase 1,320,000 of the Issuer's Ordinary Shares, exercisable at $3.33 (420,000) and $4.58 (900,000) per share. Those options are now exercisable. On or about February 18, 2001, an additional option to purchase 110,000 Ordinary Shares of the Issuer also became exercisable. These additional options were granted pursuant to the Issuer's 2000 Officers and Directors Plan.

	Mr. Leung previously made open market purchases of the Issuer's Ordinary Shares, purchasing an aggregate of 103,654 shares. From
December 2000 through June 2001, Mr. Leung made open market purchases of the Issuer's Ordinary Shares, purchasing an additional 39,190 shares for an aggregate consideration of approximately $61,325. Mr. Leung used personal funds to make these purchases.

Item 4. Purpose of Transactions

	Investment purposes.

Item 5. Interest in Securities of the Issuer

	At July 9, 2001, the aggregate number of shares held of record by members of the Reporting Group was 1,272,359 or approximately 53.4% of the Issuer's issued and outstanding Ordinary Shares. Giving effect to options owned by Mr. Leung to purchase 1,430,000 of the Issuer's
Ordinary Shares, the foregoing numbers of shares and percentage increases to 2,702,359 and 70.9%, respectively.

	Mr. Leung possesses sole voting and dispositive power as to the 142,844 shares of the Issuer's Ordinary Shares purchased in the open market by him and possesses sole dispositive power as to the options to purchase 1,430,000 shares of the Issuer's Ordinary Shares.

	Regent and Pearl shared voting and dispositive power as to the Ordinary Shares owned of record by Regent (113,400 shares or 4.8% of the Issuer's Ordinary Shares) and Pearl possesses sole voting and dispositive power of the 1,016,115 Ordinary Shares owned of record by it. When Pearl's record ownership is aggregated with its beneficial ownership in the shares held in the name of Regent, Pearl beneficially owns 1,129,515 shares or 47.4% of Issuer's Ordinary Shares.

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                                                                 8 of 10



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	None.

Item 7. Material to be Filed as Exhibits

	Agreement among the Reporting Group to file a single Statement on
Schedule 13D on behalf of each of them.


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                                                                 9 of 10

SIGNATURES

	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: July 20, 2001                    By:      /s/ T.C. Leung
                                           ----------------------------
                                           T.C. Leung


					PEARL VENTURE LTD.

Dated: July 20, 2001                    By:      /s/ K.T. Yeung
                                           ----------------------------
                                            K.T. Yeung
                                            Title: Director


                                        REGENT EARNING LTD.


Dated: July 20, 2001                    By:   /s/ Eddy Wong Shing Yue
                                           ----------------------------
                                           Eddy Wong Shing Yue
                                           Title: Director

                               EXHIBIT

	The undersigned hereby agree as follows:

	WHEREAS, the undersigned may be obligated to file Statements on
Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Ordinary
Shares of Euro Tech Holdings Company Limited;

	NOW, THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.


Dated: July 20, 2001                    By:      /s/ T.C. Leung
                                           ----------------------------
                                           T.C. Leung


					PEARL VENTURE LTD.

Dated: July 20, 2001                    By:      /s/ K.T. Yeung
                                           ----------------------------
                                            K.T. Yeung
                                            Title: Director


                                        REGENT EARNING LTD.


Dated: July 20, 2001                    By:   /s/ Eddy Wong Shing Yue
                                           ----------------------------
                                           Eddy Wong Shing Yue
                                           Title: Director

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